SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH November 10, 2008

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM S.A.

3rd Quarter Results Announcement

São Paulo, November 10, 2008

Conference calls

Portuguese (Click here to access)	English (Click here to access)
November 10, 2008	November 10, 2008
04:00 pm (Brazil time)	04:00 am (Brazil time)
01:00 am (US EDT)	01:00 am (US EDT)

Phone: +55 (11) 4688-6301	US participants: 1-800-860-2442
Password: TAM	Other countries: +1 (412) 858-4600
Password: TAM
Replay: +55 (11) 4688-6312
Available from 11/10/2008 until 11/16/2008	Replay: +1 (706) 645-9291
Code: 791	Available from 11/10/2008 until 11/16/2008
Code: 982

Index

Index	2

Highlights	3

Spread (RASK – CASK)	4

Graph 1: Trend of CASK and Spread of RASK (-) CASK	4

Operational Performance	5

Market	5
Graph 2: Market growth in domestic and international markets (base 100)	5
Graph 3: TAM’s Market share in domestic and international markets	5
Table 1: Operating data	6
Table 2: Fleet	7

Financial Performance	8

Revenues	8
Table 3: Revenue per type of service	8
Table 4: Total RASK and Yield Total, Scheduled Domestic and International	8
Costs and Expenses	10
Table 5: Costs and Expenses – Quarter	10
Table 6: Costs and Expenses – Accumulated	13
EBITDAR, EBITDA, EBIT and Net Income	14
Table 7: EBITDAR, EBITDA e EBIT calculation	14
Cash Flow	15
Graph 4: Cash flow	15
Table 8: Cash Flow - Quarter	16
Table 9: Cash Flow – Year	17
Table 10: Balance Sheet	18
Indebtedness	19
Table 11: Breakdown and Maturity of financial debt	19
Table 12: Breakdown and maturity of operational leases	20

Business Units	21

Stock Market	22

Table 13: Shareholders’ position in September 30, 2008	22
Graph 5: Stock Performance	22

Strategy & Estimates	23

Graph 6: Fleet projection at year end	25

Financial Reports in US GAAP	26

Table 14: Costs and Expenses – Quarter	26
Table 15: Costs and Expenses – Accumulated	30
Table 16: Cash Flow – Quarter	31
Table 17: Cash Flow – Year	32
Table 18: Condensed Balance Sheet	33
Table 19: Breakdown and maturity of Leases classified as financial leases in US GAAP	34

Glossary	35

Investor Relation contacts:	36

Highlights

Click in the news to see the releases

7,9 million passengers transported - an increase of 17%

Increase in block hours/day per aircraft from 12,6 to 12,6

Gross Revenues of R$ 3 billion, an increase of 40,1%

Elimination of F100s from our fleet and redelivery of one MD11

Delivery of two A319, four A320, one B767 and of the first B777 in 3Q08 vs. 2Q08

Financial Guarantee Approval from Ex-Im Bank to Finance Four Boeing 777s

Adherence to the declaration of “Business Social Responsibility and Human Rights”

Installation of Cargo Terminal in Manaus and at Tom Jobim Airport

Agreement to offer mobile communications aboard its aircraft

The most punctual Brazilian Airline in 2008 and Valor 1000 Award as Best Transportation and Logistics Company

Operational and administrative restructuring of TAM Mercosur

New nonstop flights to Buenos Aires from Brasilia, daily flights to Miami, via Rio de Janeiro and to Miami and Paris from Belo Horizonte and scheduled flights to Bariloche from São Paulo

Expansion of codeshare agreement with TAP and beginning codeshare with Lufthansa and Air Canada

Star Alliance entrance

472,100 shares bought back

São Paulo, November 10, 2008 – TAM S.A. (BOVESPA: TAMM4, NYSE: TAM), reports its third quarter results for 2008 (3Q08). Operational and financial data, except where otherwise indicated, are presented based on amounts consolidated in Reais (R$) and prepared in accordance with accounting principles generally accepted in Brazil (BR GAAP).

Operational Performance

Domestic Operations

TAM reached 52,4% average market share in 3Q08.

ASKs (capacity) increased 16,7% in 3Q08 compared to 3Q07 as a result of the net increase in the operating narrow body fleet of 11 aircraft, composed by the increase of 2 A319, 15 A320 and 1 A321, compensated by the elimination of the Fokker 100 (in 3Q07 we had 7 F-100 in our operating fleet). Also block hours by aircraft maintained 12,6 hours/day (total operation).

RPKs (demand) increased 17,2% in 3Q08 compared to 3Q07.

TAM’s domestic load factor increased to 67,6% in 3Q08, compared to 67,3% in 3Q07.

International Operations

TAM reached 75,8% average market share in 3Q08.

ASKs (capacity) increased 23,1% in 3Q08, due to the increase of 1 B777, 2 A340, 3 A330 and 2 B767 into our international operating fleet and by the first redelivery of MD11, allowing the beginning of long haul daily flights to Frankfurt and Madrid. In South America we started daily flights to Caracas and Montevideo and two frequencies a week to Bariloche through the increase in the narrow body fleet in the region. Also in South America, we increase our supply operating the B777 to Santiago and substituting all TAM Mercosur’s F100 to A320 aircraft.

RPKs (demand) increased 38,1% comparing 3Q08 with 3Q07.

TAM’s international load factor increased 8,6 p.p. to 79,6% in 3Q08 compared to 71% in 3Q07.

Financial Performance

Total CASK increased by 14,3% in 3Q08 compared to 3Q07, and CASK excluding fuel increased 1,2%.

EBIT and EBITDAR margins of 5,8% and 14,6% respectively.

Net loss of R$ 112,7 million, a negative margin of 3,9%.

Our total cash and cash equivalents equalled R$ 2.105 million.

Return on Equity (ROE) of (0.68) %.

Return on Assets (ROA) of (0.16)% .

Spread (RASK – CASK)

The spread between RASK and CASK was USD 1,2 cents resulting in an EBIT margin of 5,8% in 3Q08. The main factors that contributed to the increase of 14,3% in CASK in 3Q08 compared to 3Q07 were the increase in fuel, insurance, personnel, outsourced services and the depreciation of the Real in 4,1%, partially off-set by the reduction of landing, take-off and navigation charges, maintenance and repairs (except personnel), aircraft and equipment leasing and sales and marketing expenses.
To see more details in the variation of the costs, please refer to the comments on the Financial Performance section (table 5).

Graph 1: Trend of CASK and Spread of RASK (-) CASK

Operational Performance

Market

Graph 2: Market growth in domestic and international markets (base 100)

Graph 3: TAM’s Market share in domestic and international markets

Table 1: Operating data

		2008		2007	Variation (%)

		Accum.To		Accum.To		Accum.To
	3nd quarter	Sep	3nd quarter	Sep	3nd quarter	Sep

Total
Passengers transported (thousand)	7.853	23.104	6.715	20.593	17,0	12,2
RPK (million)	10.409	30.136	8.317	24.419	25,2	23,4
ASK (million)	14.427	41.891	12.119	34.810	19,0	20,3
Load factor - %	72,2	71,9	68,6	70,2	3,5 p.p.	1,8 p.p.
Break-even load factor (BELF) - %	68,0	69,6	66,7	68,0	1,3 p.p.	1,6 p.p.
Average tariff	324	288	263	246	22,9	16,9
Flight hours	133.071	384.537	116.172	342.308	14,5	12,3
Kilometers flow n by aircraft (million)	78.325	228.043	68.837	201.802	13,8	13,0
Liters of fuel (million)	514.755	1.512.648	441.403	1.275.413	16,6	18,6
Aircraft utilization (hours per day)	12,6	12,6	12,6	12,8	0,0	-1,4
Aircraft utilization by track (hours per day)¹	13,1	13,4	13,4	13,5	-2,8	-0,5
Landings	69.853	204.484	65.002	194.993	7,5	4,9
Stage Length	1.121	1.115	1.059	1.035	5,9	7,8
Total number of employees	23.871	23.871	19.240	19.240	24,1	24,1
- TAM Linhas Aéreas	23.185	23.185	18.386	18.386	26,1	26,1
- TAM Mercosur (TAM Airlines)	443	443	664	664	-33,3	-33,3
- TAM Fidelidade (TAM Viagens)	243	243	190	190	27,9	27,9
WTI-NY end (NYMEX) (in US$/Barrel)	103,76	103,76	79,62	79,62	30,3	30,3
End of period exchange rate	1,9143	1,9143	1,8389	1,8389	4,1	4,1

Domestic Market
Paid passengers transported (thousand)	6.645	19.610	5.739	17.904	15,8	9,5
RPK domestic (million)	6.041	17.776	5.155	15.712	17,2	13,1
RPK scheduled domestic (million)	5.637	16.687	4.837	14.692	16,5	13,6
ASK domestic (million)	8.939	25.757	7.661	22.432	16,7 p.p.	14,8 p.p.
ASK scheduled comestic (million)	8.482	24.505	7.292	21.236	16,3	15,4
Domestic Load factor - %	67,6	69,0	67,3	70,0	0,3 p.p.	-1,0 p.p.
Market Share - %	52,4	50,2	49,2	49,1	3,2 p.p.	1,1 p.p.

International Market²
Paid passengers transported (thousand)	1.208	3.494	976	2.689	23,8	29,9
RPK international (million)	4.368	12.361	3.162	8.707	38,1	42,0
RPK scheduled international (million)	4.290	12.258	3.069	8.573	39,8	43,0
ASK international (million)	5.488	16.134	4.457	12.378	23,1	30,3
ASK scheduled international (million)	5.365	15.966	4.335	12.191	23,8	31,0
International Load factor - %	79,6	76,6	71,0	70,4	8,6 p.p.	6,3 p.p.
Market Share - % [3]	75,8	72,4	69,2	68,4	6,6 p.p.	4,0 p.p.
¹ Does not include aircraft in maintenace or reserve.
² International market includes the TAM Mercosur statistics, and this data is not included in the ANAC numbers.
³ Does not include TAM Mercosur figures.

Domestic Market	The domestic market demand increased 8.9% comparing 3Q08 vs. 3Q07 while there was an increase in supply of 11.6% in the same period. As a result, the industry's load factor decreased 1.5 p.p. to 63.5% in 3Q08 compared to 65.1% in 3Q07.

TAM Domestic Demand	In the domestic market, TAM presented an increase of 17,2% in RPKs (scheduled + charter), comparing 3Q08 vs. 3Q07. Our domestic market share was 52,4% in 3Q08.

TAM Domestic Supply	Our domestic supply (measured in ASKs) increased 16,7% in 3Q08 when compared to 3Q07, due to the increase in the operating fleet of 2 A319, 15 A320 and 1 A321, compensated by 13 F100 and the maintenance in block hours by aircraft of 12,6 flown hours per aircraft per day in 3Q08 vs. 3Q07 (total operation).

International Market	In the international market, both demand and supply increased by 28.4% and 7.3%, respectively, when comparing 3Q08 vs. 3Q07. These factors led to an increase in industry load factor from 64.3% to 77.0% in 3Q07 and 3Q08, respectively.

TAM International Demand	TAM continued to grow in the international market. Our market share increased from 69,2% in 3Q07 to 75,8% in 3Q08, generated by a RPK increase of 38,1% from 3Q07 to 3Q08 (Considering TAM LA and TAM Airlines statistics).

TAM International Supply	The increase in our participation in the international market was due to a 23,1% supply increase y-o-y, due to the increase of 2 A340, 2 A330, 2 B767 and 1 B777 into our international long haul operating fleet allowing the beginning of daily flights to Frankfurt and Madrid. In South America we started daily flights to Caracas and Montevideo and two frequencies a week to Bariloche through the increase in the narrow body fleet in the region. Also in South America, we increase our supply operating the B777 to Santiago and substituting all TAM Mercosur’s F100 to A320 aircraft. The capacity was impacted by the reduction of a daily frequency to Santiago in 3Q07 due to our code share agreement with LAN and by the redelivery of one MD11.

Table 2: Fleet

					September 30

		In Operation		Redelivery		Total

Model	Capacity	3rd quarter		3rd quarter		3rd quarter

		2008	2007	2008	2007	2008	2007

B777	365 seats	1	-	-	-	1	-
MD-11	289 seats	2	3	-	-	2	3
A340	267 seats	2	-	-	-	2	-
A330	212 / 213 seats	12	10	-	-	12	10
B767	205 seats	3	-	-	-	3	-

Total Wide Body	220 seats	20	13	-	-	20	13

A321	220 seats	3	2	-	-	3	2
A320	156 / 174 seats	78	63	-	-	78	63
A319	144 seats	17	15	-	-	17	15
F-100	108 seats	-	7	-	6	-	13

Total Narrow Body		98	87	-	6	98	93

Total		118	100	-	6	118	106

Financial Performance

All the values shown in the tables below were originally calculated in Brazilian Reais and are stated in millions and cents of Reais. Therefore, (i) the results of the sum and division of some amounts may not correspond to the total amounts shown due to rounding-up procedures; and (ii) the result of percentage variances may be different from the amounts shown in the tables below.

Revenues

Table 3: Revenue per type of service

		2008		2007		Variation (%)

		Accum . To		Accum . To		Accum . To
	3rd quarter	Sep	3rd quarter	Sep	3rd quarter	Sep

Dom estic revenue - Pax
Scheduled - PAX	1.623.836	4.403.573	1.181.110	3.362.210	37,5%	31,0%
Charter - PAX	46.325	117.492	33.245	114.892	39,3%	2,3%

Total	1.670.161	4.521.065	1.214.356	3.477.102	37,5%	30,0%

International revenue - Pax
Scheduled - PAX	799.396	2.012.066	542.838	1.573.700	47,3%	27,9%
Charter - PAX	13.675	16.894	11.605	18.296	17,8%	-7,7%

Total	813.071	2.028.961	554.443	1.591.996	46,6%	27,4%

Cargo revenue
Domestic cargo	125.504	337.266	87.083	259.953	44,1%	29,7%
International cargo	134.900	393.358	112.629	291.979	19,8%	34,7%

Total	260.403	730.624	199.712	551.932	30,4%	32,4%

Other operating revenue
Loyalty program	145.162	336.624	74.619	215.984	94,5%	55,9%
Expired tickets and other	98.681	309.151	93.620	258.425	5,4%	19,6%
Agency of trip and tourism	18.688	41.721	9.285	17.426	101,3%	139,4%

Total	262.532	687.496	177.524	491.835	47,9%	39,8%

Gross Revenue	3.006.167	7.968.146	2.146.034	6.112.865	40,1%	30,4%

Table 4: Total RASK and Yield Total, Scheduled Domestic and International

		2008		2007		Variation (%)

		Accum . To		Accum . To		Accum . To
	3rd quarter	Sep	3rd quarter	Sep	3rd quarter	Sep

RASK (cents)(1) (2)	20,07	18,31	17,01	16,85	18,0	8,6
Load Factor - %	72,2	71,9	68,6	70,2	3,5 p.p.	1,8 p.p.
Yield (cents of reais)(1) (3)	28,88	26,44	25,80	25,03	11,9	5,6

RASK scheduled domestic (cents)²	18,24	17,12	15,43	15,09	18,2	13,5
Domestic Load factor - %	66,5	68,1	66,3	69,2	0,1 p.p.	-1,1 p.p.
Yield Scheduled Domestic (cents of reais)³	28,81	26,39	24,42	22,88	18,0	15,3

RASK scheduled Internacional (cents)²	14,85	12,59	12,52	12,90	18,6	-2,4
International Load factor - %	79,9	76,8	70,8	70,3	9,1 p.p.	6,4 p.p.
Yield Scheduled International (cents of reais)³	18,60	16,40	17,69	18,36	5,1	-10,7
RASK scheduled Internacional (cents of USD)²	7,76	6,58	6,81	7,02	13,9	-6,2
Yield Scheduled International (cents of USD)³	9,72	8,57	9,62	9,98	1,0	-14,2
(1) Includes Revenue PAX, Cargo and others
(2) Net of taxes
(3) Gross of taxes

Gross operating revenue	Our gross operating revenue increased 40,1% to R$ 3.006,2 million in 3Q08 compared to R$ 2.146,0 million in 3Q07. The total yield increased 11,9% to R$ 28,88 cents in the 3Q08 compared to R$ 25,8 cents in 3Q07. Our total demand (RPK) increased 25,2% and our supply (ASK) increased 19% resulting in an increase of 3,5 p.p. in the average load factor to 72,2% in 3Q08. Total RASK (taxes net) increased 18,0% to R$ 20,07 cents, compared to 17,01 Real cents in 3Q07.

Gross domestic passenger revenues	Gross domestic passenger revenue (including scheduled and charter passengers)increased 37,5% to R$ 1.670,2 million in 3Q08, compared with R$ 1.214,4 million in 3Q07. Domestic scheduled yield increased 18,0% from R$ 24,42 cents in 3Q07 to R$ 28,81 cents in 3Q08, domestic demand (in RPK terms) increased 17,2% while the increase in the domestic supply (in ASK terms) was 16,7%, an increase in the domestic load factor of 0,3 p.p., resulting in a 18,2% increase in the RASK scheduled domestic reaching R$ 18,24 cents in 3Q08 compared to R$ 15,43 cents in 3Q07.

Gross international passenger revenue	Gross international passenger revenue (including scheduled and charter passengers)increased 46,6% to R$ 813,1 million in 3Q08, compared with R$ 554,4 million in 3Q07. The yield scheduled international increased 5,1% to R$ 18,60 cents in 3Q08 from R$ 17,69 cents in 3Q07. In dollar terms, yield scheduled international increased 1,0% to US$ 9,72 cents in 3Q08 from US$ 9,62 cents in 3Q07. The increased in the yield scheduled international was due to the depreciation of the Real vs. Dollar of 4,1% and maturation of the new daily frequencies to Caracas, Montevideo, Frankfurt and Madrid launched in the end of 2007 (that usually are launched with promotional fares), partially compensated by the increase in the average stage length. Our international demand increased 38,1% and the international supply increased 23,1% resulting in a load factor increase of 8,6 p.p. reaching 79,6% from 71,0% in 3Q07. In consequence of the increase in y ield scheduled international in addition to the increase in load factor, the RASK scheduled international increased 18,6% from R$ 12,52 cents in 3Q07 to R$ 14,85 cents in 3Q08. In dollar terms, RASK scheduled international, increased 13,9% to USD 7,76 cents in 3Q08 from USD 6,81 cents in 3Q07.

Gross cargo revenue	Gross cargo revenue (domestic and international) increased 30,4% to R$ 260,4 million in 3Q08 compared with R$ 199,7 million in 3Q07 due to our commercial efforts to intensify the clients fidelity, increase of commercial agreements, caption of new clients and the improvement in the service level. In addition, we increased our international and domestic capacity, substituting MD11 aircraft by Boeings 777 aircraft and also substituting the F- 100s by A320 family aircraft, resulting in more cargo space available.

Other gross revenue	Other gross revenue increased 47,9% to R$ 262,5 million in 3Q08, compared with R$ 177,5 million in 3Q07, mainly due to the increase on Loyalty program revenues.

Sales deductions and	Sales deductions and taxes increased 30,2% to R$ 109,9 million in 3Q08, compared with R$ 84,4 million in 3Q07, due to the increase in the domestic flights revenues and other gross revenue, which is the taxes and deductions basis of calculation.

Net operating revenue	Our net operating revenue increased 40,5% to R$ 2.896,3 million in 3Q08, compared with R$ 2.061,7 million in 3Q07.

Costs and Expenses

Table 5: Costs and Expenses – Quarter

						3rd quarter

BR GAAP	In cents of R$ per ASK				In millions of R$

			Variation			Variation
	2008	2007	(%)	2008	2007	(%)

Operational Income	20,84	17,71	17,7	3.006,2	2.146,0	40,1
Flight revenue	19,02	16,25	17,0	2.743,7	1.968,5	39,4
Domestic	11,58	10,02	15,6	1.670,2	1.214,4	37,5
International	5,64	4,58	23,1	813,1	554,7	46,6
Cargo	1,80	1,65	9,1	260,4	199,4	30,6
Other operating sales and/or services	1,82	1,46	24,7	262,5	177,6	47,8
revenues
Sales deductions and taxes	(0,76)	(0,70)	8,6	(109,9)	(84,4)	30,2

Net operational income	20,08	17,01	18,0	2.896,3	2.061,7	40,5

Cost of services and operational
expenses
Fuel	(7,65)	(5,41)	41,4	(1.103,6)	(656,2)	68,2
Selling and marketing expenses	(1,79)	(2,14)	-16,4	(258,5)	(259,9)	-0,5
Aircraft and equipment leasing	(1,52)	(1,87)	-18,7	(219,0)	(226,5)	-3,3
Personnel	(3,08)	(2,69)	14,5	(443,7)	(325,7)	36,2
Maintenance and reviews (except personnel)	(0,87)	(1,08)	-19,4	(125,6)	(131,3)	-4,3
Outsourced services	(1,29)	(1,18)	9,3	(186,7)	(142,4)	31,1
Landing and take-off and navigation charges	(0,70)	(0,92)	-23,9	(101,7)	(111,6)	-8,9
Depreciation and amortization	(0,26)	(0,24)	8,3	(37,5)	(28,9)	29,8
Aircraft insurance	(0,08)	(0,07)	14,3	(11,7)	(8,3)	41,0
Others	(1,67)	(0,94)	77,7	(241,3)	(113,7)	112,2

Total cost of services and operational	(18,91)	(16,54)	14,3	(2.729,3)	(2.004,5)	36,2
expenses

Gross profit	1,17	0,47	148,9	167,0	57,2	192,0

Financial income (expense)	(2,09)	0,23	N.A.	(301,5)	27,9	N.A.
Other operating expenses. Net	(0,13)	(0,06)	116,7	(18,4)	(6,8)	170,6

Operating income (loss)	(1,05)	0,64	N.A.	(152,9)	78,3	N.A.
Non-operating results, net	0,02	(0,00)	N.A.	2,2	(0,3)	N.A.

Income (loss) before income and social	(1,03)	0,64	N.A.	(150,7)	78,0	N.A.
contribution taxes
Income tax and social contribution	0,27	(0,24)	N.A.	38,2	(29,5)	N.A.

Income (loss) before m inority interest	(0,76)	0,40	N.A.	(112,5)	48,5	N.A.
Minority interest	(0,00)	0,00	N.A.	(0,2)	0,0	N.A.

Net income (loss) for the period	(0,76)	0,40	N.A.	(112,7)	48,5	N.A.

EPS (R$)				(0,75)	0,32	-332,2
EPS (USD)				(0,39)	0,18	-323,1

Cost of services and operational expenses and CASK	Our cost of services and operating expenses increased by 36,2% to R$ 2.729,3 million in 3Q08, compared to R$ 2.004,5 in 3Q07. The increase in cost of services and operating expenses is mainly due to the increase in fuel, aircraft insurance, personnel, outsourced services and the depreciation of the Real exchange rate of 4,1%. The cost of services and operational expenses by ASK (CASK) increased 14,3% from 16,54 Real cents in 3Q07, to 18,91 Real cents in 3Q08, mainly due to the increase in fuel, aircraft insurance, personnel, outsourced services and the depreciation of the Real exchange rate of 4,1%, partially offset by reduction in landing, take-off and navigation charges, maintenance and repairs and aircraft and equipment leasing. The CASK excluding the fuel costs increased 1,2% in 3Q08 compared to 3Q07.

Fuel	Fuel costs increased 68,2% to R$ 1.103,6 million in 3Q08, compared with R$ 656,2 million in 3Q07 due to the 16,6% increase in litres consumed, the average cost per litre increase of 44,2% and the depreciation of the Real exchange rate of 4,1%, partially offset by a higher participation in fuel supplying in the international market and the increased of 5,9% in the average stage length. Fuel costs by ASK increased 41,4%.

Sales and Marketing	Sales and marketing expenses decreased 0,5% to R$ 258,5 million in 3Q08, compared to R$ 259,9 million in 3Q07. Sales and marketing expenses represented 8,9% of total net revenues in 3Q08 against 12,6% in 3Q07, a reduction of 3,7 p.p The main reason was the incentive costs reduction in the domestic market and the end of domestic commission costs paid to travel agents, according to agreement signed with ABAV (Brazilian Association of Travel Agents), since mid January, partially offset by the increase in the international sales (passenger and cargo) which has higher commercial costs. Sales and marketing expenses per ASK reduced 16,4%.

Aircraft and equipment leasing	Aircraft and equipment leasing costs decreased by 3,3% to R$ 219,0 million in 3Q08, compared to R$ 226,5 million in 3Q07, mostly due to the Libor interest rate decrease, better leasing fees related to the Company’s better financial position and by the return of 13 Fokker 100 and 1 MD11, partially compensated by the increase of 2 aircraft A319, 15 A320, 1 A321, 2 A330, 2 A340, 3 B767 and 1 B777 and the 4,1% depreciation of the Real against the US dollar. Aircraft and equipment leasing costs by ASK decreased 18,7%.

Personnel costs	Personnel costs increased by 36,2% to R$ 443,7 million in 3Q08, compared to R$ 325,7 million in 3Q07, mainly due to the 24,1% increase in headcount from 19.240 to 23.871 in 3Q07 and 3Q08, respectively, due to the incorporation of new aircraft types into our fleet, new international stations, the technical crew (pilots and co-pilots) compensation alignment and the annual salaries increase of 6% since December 2007. Personnel costs per ASK increased 14,5%.

Maintenance and repairs (except personnel)	Maintenance and repairs (except personnel) costs decreased 4,3% to R$ 125,6 million in 3Q08, compared to R$ 131,3 million in 3Q07, mainly due to the elimination of the F100 from our fleet (our oldest aircraft) and the reduction of 1 MD11 compensated by the increase in our total fleet, by the depreciation of the Real against the US dollar of 4,1% and by the increase in our total flown hours in 14,5%. Costs with maintenance and repairs (except personnel) by ASK decreased 19,4%.

Outsourced services	Outsourced services increased by 31,1% to R$ 186,7 million in 3Q08, compared to R$ 142,4 million in 3Q07. Outsourced services by ASK increased 9,3% due to the increase in our international operations (costs related to international stations and the international distribution - GDS) and consulting services to improve our operations and services.

Landing, take-off and navigation charges	Landing, take-off and navigation charges decreased 8,9% to R$ 101,7 million in 3Q08, compared to R$ 111,6 million in 3Q07, due our network optimization and expectation of unrealized payments, partially compensated by the depreciation of the Real of 4,1%, the increase in international flights which has higher costs than domestic flights, the increase in navigation charges, generated by the increase of 7,5% in take-offs and 13,8% in flown kilometres. Landing, take-off and navigation charges by ASK decreased 23,9%.

Depreciation and amortization	Depreciation and amortization costs increased 29,8% to R$ 37,5 million in 3Q08, compared with R$ 28,9 million in 3Q07, mainly due to the new additions in the fixed assets of the Company, mainly due to the increase of ground support equipments, computers and peripherals related to our growth during the period from 3Q07 to 3Q08. The depreciation and amortization expense by ASK increased 8,3%.

Aircraft insurance	Aircraft insurance increased 41% to R$ 11,7 million in 3Q08 compared to R$ 8,3 million in 3Q07, mainly due to the depreciation of the Real against the US dollar of 4,1%, the increase in the number of passengers transported in 17,0% in 3Q08 vs. 3Q07 and by the net increase of 12 aircraft into our fleet compared to 3Q07. The costs of aircraft insurance by ASK increased 14,3%.

Others	Other expenses increased by 112,2% to R$ 241,3 million in 3Q08 compared with R$ 113,7 million in 3Q07, mainly due to the increase in our operations of 19,0%, the depreciation of the Real against the US dollar of 4,1% and the revision on our loyalty program provision costs. Other operational expenses by ASK increased 77,7%.

Net financial result	Our net financial result reached negative result of R$ 301,5 million in 3Q08, compared with a positive result of R$ 27,9 million in 3Q07, mainly due to losses with fuel hedge.

	Three-month periods
	ended September 30,

BR GAAP - R$ Mil	09.30.2008	09.30.2007

Financial income
Interest income from financial investments	48.050	65.261
Exchange variation	482.358	260.781
Financial instrument/gains - Foreign exchange rate
Realized	75	1.785
Unrealized		40.772
Financial instrument/gains - WTI
Realized		24.672
Unrealized		28.219
Other	4.818	1.310

	535.301	422.800

Financial expenses
Exchange variation	(428.884)	(285.013)
Interest expense	(60.205)	(61.837)
Interest expenses from financial investments	(50.910)
Financial instrument/losses- Foreign exchange rate
Realized	(1.923)	(38.612)
Unrealized
Financial instrument losses - WTI
Realized	(18.840)
Unrealized	(268.267)
Other	(7.775)	(9.410)

	(836.804)	(394.872)

Financial result, net	(301.503)	27.928

*WT I – West Texas Intermediate

Net non-operating results	Net non-operating results reached a positive result of R$ 2,2 million in 3Q08, compared with a negative result of R$ 0,3 million in 3Q07.

Income tax and social contribution	Income tax and social contribution amounted an income of R$ 38,2 million in 3Q08, compared to expenses of R$ 29,5 million in 3Q07. Our effective tax contribution was 25% in 3Q08.

Net Income	Our net loss reached R$ 112,7 million in 3Q08, compared to net a income of R$ 48,5 million in 3Q07, as a result of the matters above discussed representing a reduction of 6,2 p.p. in margin, from a positive margin of 2,4% in 3Q07 to a negative margin of 3,9 in 3Q08.

Table 6: Costs and Expenses – Accumulated

					January-Septem ber

BR GAAP	In cents of R$ per ASK				In millions of R$

			Variation			Variation
	2008	2007	(%)	2008	2007	(%)

Operational Income	19,02	17,56	8,3	7.968,2	6.112,9	30,4
Flight revenue	17,38	16,15	7,6	7.280,7	5.621,0	29,5
Domestic	10,79	9,99	8,0	4.521,1	3.477,1	30,0
International	4,84	4,58	5,7	2.029,0	1.592,0	27,4
Cargo	1,74	1,58	10,1	730,6	551,9	32,4
Other operating sales and/or services	1,64	1,41	16,3	687,5	491,9	39,8
revenues
Sales deductions and taxes	(0,71)	(0,71)	0,0	(297,2)	(247,5)	20,1

Net operational income	18,30	16,85	8,6	7.671,0	5.865,4	30,8

Cost of services and operational
expenses
Fuel	(7,01)	(5,36)	30,8	(2.937,0)	(1.867,4)	57,3
Selling and marketing expenses	(1,74)	(1,97)	-11,7	(727,3)	(687,5)	5,8
Aircraft and equipment leasing	(1,53)	(1,85)	-17,3	(640,5)	(644,0)	-0,5
Personnel	(3,01)	(2,59)	16,2	(1.261,1)	(902,3)	39,8
Maintenance and reviews (except personnel)	(0,83)	(0,98)	-15,3	(348,3)	(341,6)	2,0
Outsourced services	(1,19)	(1,16)	2,6	(497,8)	(403,2)	23,5
Landing and take-off and navigation charges	(0,83)	(0,90)	-7,8	(346,5)	(314,7)	10,1
Depreciation and amortization	(0,25)	(0,24)	4,2	(103,5)	(82,8)	25,0
Aircraft insurance	(0,09)	(0,07)	28,6	(35,8)	(25,2)	42,1
Others	(1,24)	(1,20)	3,3	(521,5)	(418,1)	24,7

Total cost of services and operational	(17,72)	(16,32)	8,6	(7.419,3)	(5.686,8)	30,5
expenses

Gross profit	0,58	0,53	9,4	251,7	178,6	40,9

Financial income (expense)	(0,70)	(0,09)	677,8	(291,9)	(32,4)	800,9
Other operating expenses. Net	(0,06)	(0,07)	-14,3	(26,8)	(23,5)	14,0

Operating incom e (loss)	(0,18)	0,37	N.A.	(67,0)	122,7	N.A.
Non-operating results, net	0,04	0,02	100,0	16,5	5,7	189,5

Income (loss) before income and social
contribution taxes	(0,14)	0,39	N.A.	(50,5)	128,3	N.A.
Income tax and social contribution	(0,02)	(0,14)	-85,7	(9,3)	(49,2)	-81,1

Income (loss) before minority interest	(0,16)	0,25	N.A.	(59,8)	79,2	N.A.
Minority interest	(0,00)	(0,00)	N.A.	(0,1)	(0,1)	0,0

Net income (loss) for the period	(0,16)	0,25	N.A.	(59,9)	79,2	N.A.

EPS (R$)				(0,40)	0,53	-175,5
EPS (USD)				(0,21)	0,29	-172,5

EBITDAR, EBITDA, EBIT and Net Income

Table 7: EBITDAR, EBITDA e EBIT calculation

		2008		2007		Variation%

BR GAAP (In millions of R$)

	3rd quarter	Accum . To Dec.	3rd quarter	Accum . To Dec.	3rd quarter	Accum . To Dec.

Net income before minority interest	-112.508	-59.847	48.500	79.146	-332%	-176%
Income tax and social contribution	-38.244	9.279	29.541	49.217	-229%	-81%
Financial result, net	301.503	291.885	-27.928	32.395	-1180%	801%
Non-operating result, net	-2.164	-16.458	296	-5.683	-830%	190%
Other operating expenses, net	18.369	26.778	6.959	23.520	164%	14%

EBIT	166.956	251.637	57.368	178.594	191%	41%
Depreciation and amortization	37.480	103.485	28.885	82.753	30%	25%
EBITDA	204.436	355.122	86.433	261.885	137%	36%
Rental - Leasing	218.959	640.452	226.500	644.042	-3%	-1%

EBITDAR	423.395	995.574	312.933	905.927	35%	10%

Net revenue	2.896.259	7.670.952	2.061.651	5.865.368	40%	31%

Margins:
EBIT	5,8	3,3	2,8	3,0	3,0 p.p.	0,2 p.p.
EBITDA	7,1	4,6	4,2	4,5	2,9 p.p.	0,2 p.p.
EBITDAR	14,6	13,0	15,2	15,4	-0,6 p.p.	-2,5 p.p.

EBIT	EBIT margin was 5,8%, reaching R$ 167 million in 3Q08, compared to R$ 57,4 million in 3Q07, representing an increased in the margin of 3,0 p.p The EBIT increase was a consequence of the increased 14,3% in CASK and of the 18,0% RASK increase.

EBITDAR	EBITDAR margin was 14,6%, reaching R$ 423,4 million in 3Q08, compared to R$ 312,9 million in 3Q07, representing a decrease in the EBITDAR margin of 0,6 p.p. in 3Q08 given the facts above mentioned.

Cash Flow

Graph 4: Cash flow

Cash flow from operating activities	Operational activities generated R$ 83,2 million in 3Q08 compared to a generation of R$ 82,8 in 2Q08.

Cash flow used in investing activities	Cash used in investing activities in 3Q08 represented R$ 546,8 million, mainly due to aircraft acquisition as financial lease in addition to engines and ground support equipments.

Cash flow from financing activities	Cash generated from financing activities in 3Q08 was R$ 565,2 million, mainly due to the financing negotiated with Ex-Im Bank to the acquisition of Boeing aircraft.

Share buy-back	The Board of Directors, at a meeting held on January 30, 2008, approved a new program to repurchase Company shares to be kept in treasury or subsequently cancelled or sold, with no capital reduction. Under the program, up to four million (4,000,000) preferred shares will be repurchased.

			Average
Changes in treasury stocks:	Quantity	Reais	price
	of shares	(R$ thousand)	Reais (R$)

December 31, 2007

Purchase of shares in 1 Q 2008	153.000	4,776	31.21
Purchase of shares in 2 Q 2008	75.700	2,651	35.03
Disposal of shares	(90.699)	(2,945)	32.48
Purchase of shares in 3 Q 2008	243.400	7,368	30.27
Disposal of shares	(108.890)	(3,387)	31.11

September 30, 2008	272.511	8,463	31.06

Table 8: Cash Flow - Quarter

BR GAAP (In thousand of R$)	3Q08	2Q08

Net Income (Loss)	(112.695)	50.194
Net Income (Loss) Reconciliation Adjustments
(+) Depreciation and Amortization	18.462	14.865

Cash Earnings	(94.233)	65.059

OPERATING CASH FLOW
Change in Working Capital
(Increase)/Decrease in Accounts Receivables	(84.987)	(72.466)
(Increase)/Decrease in Inventories	(38.189)	(4.355)
Increase/(Decrease) in Suppliers Payables	(22.338)	6.940
Total (Increase)/Decrease in Working Capital	(145.513)	(69.880)

(Increase)/Decrease in Other Accounts Receivables	78.208	(43.895)
Increase/(Decrease) in Transportations to be executed	29.001	76.937
Increase/(Decrease) in Other Accounts Payables	215.720	54.579
Total (Increase)/Decrease in Others	322.929	87.621

(=) Net cash provided by operating activities	83.183	82.800

INVESTMENT CASH FLOW
(Increase)/Decrease Deposits in guarantee and advances to aircraft
manufacturers	(86.446)	(1.747)
(Increase)/Decrease Others Long term	(115.441)	(22.131)
(Increase)/Decrease Other Investments	(12.905)	(11.483)
(Increase)/Decrease Property Plan and equipment	(332.037)	(141.438)
(=) Cash flow from investing activities	(546.828)	(176.798)

FINANCING ACTIVITIES
Increase/(Decrease) Financial Leases Short Term	52.207	(1.855)
Increase/(Decrease) Loans and Financing Short Term	(59.563)	(25.512)
Increase/(Decrease) Loans and Financing Long Term	59.895	(53.557)
Increase/(Decrease) Financial Leases Long Term	293.400	42.710
Increase/(Decrease) Debentures and Bonds	96.515	(43.965)
Increase/(Decrease) Reorganization of the Fokker 100 Fleet	1.771	(6.602)
Increase/(Decrease) Others	120.979	38.769
(=) Cash flow from financing activities	565.202	(50.012)

EQUITY
Dividends	188	(72.207)
Increase/(Decrease) Legal and Revaluation Reserve	(5.465)	(1.121)

CASH FLOW IN THE PERIOD	96.281	(217.337)

Cash and cash equivalents at the end of the period	2.105.285	2.009.004
Cash and cash equivalents at the beginning of the period	2.009.004	2.226.341
Change	96.281	(217.337)

Table 9: Cash Flow – Year

BR GAAP (In thousand of R$)	3Q08	3Q07

Net Income (Loss)	(59.949)	79.065
Net Income (Loss) Reconciliation Adjustments
(+) Depreciation and Amortization	50.947	53.780

Cash Earnings	(9.002)	132.845

OPERATING CASH FLOW
Change in Working Capital
(Increase)/Decrease in Accounts Receivables	(243.220)	(226.172)
(Increase)/Decrease in Inventories	(53.084)	(7.582)
Increase/(Decrease) in Suppliers Payables	(59.616)	21.497
Total (Increase)/Decrease in Working Capital	(355.920)	(212.257)

(Increase)/Decrease in Other Accounts Receivables	135.199	(271.313)
Increase/(Decrease) in Transportations to be executed	38.201	64.592
Increase/(Decrease) in Other Accounts Payables	301.756	102.873
Total (Increase)/Decrease in Others	475.156	(103.848)

(=) Net cash provided by operating activities	110.233	(183.261)

INVESTMENT CASH FLOW
(Increase)/Decrease Deposits in guarantee and advances to aircraft
manufacturers	(249.118)	(548.765)
(Increase)/Decrease Others Long term	(135.899)	(121.079)
(Increase)/Decrease Other Investments	(29.974)	588
(Increase)/Decrease Property Plan and equipment	(557.236)	(102.814)
(=) Cash flow from investing activities	(972.227)	(772.070)

FINANCING ACTIVITIES
Increase/(Decrease) Financial Leases Short Term	55.640	(308)
Increase/(Decrease) Loans and Financing Short Term	(217.872)	453.132
Increase/(Decrease) Loans and Financing Long Term	45.569	74.043
Increase/(Decrease) Financial Leases Long Term	327.436	(29.927)
Increase/(Decrease) Debentures and Bonds	32.726	526.481
Increase/(Decrease) Reorganization of the Fokker 100 Fleet	(8.799)	(20.067)
Increase/(Decrease) Others	208.978	115.480
(=) Cash flow from financing activities	443.679	1.118.834

EQUITY
Dividends	(71.915)	(137.088)
Increase/(Decrease) Legal and Revaluation Reserve	(11.362)	(8.282)

CASH FLOW IN THE PERIOD	(501.592)	18.133

Cash and cash equivalents at the end of the period	2.105.285	2.471.111
Cash and cash equivalents at the beginning of the period	2.606.877	2.452.978
Change	(501.592)	18.133

Table 10: Balance Sheet

BR GAAP (in thousands of R$)	06.30.2008	03.31.2008

Total Assets	7.123.754	6.454.140
Current Assets	4.628.132	4.552.455

Cash	77.198	81.499
Cash equivalents (short-term investments)	2.028.087	1.927.505
Accounts receivable	1.181.149	1.096.161
Inventories	215.555	177.366
Taxes recoverable	124.817	82.826
Prepaid expenses	100.841	101.283
Advances to aircraft manufacturers	803.417	868.988
Other accounts receivable	88.664	154.348
Deferred income tax and social contribution	0	42.184
Aircraft insurance and other	8.404	20.295
Long-Term Assets	1.156.248	888.791

Deposits in guarantee	120.506	114.202
Judicial Deposits	87.653	78.307
Deferred income tax and social contribution	285.807	209.197
Other accounts receivable	86.411	56.927
Advances to aircraft manufacturers	268.396	215.923
Advances for aircraft maintenance	307.475	214.235
Permanent Assets	1.339.374	1.012.894

Investments	70	70
Plant, Property and Equipment	1.296.174	982.598
Deferred assets	43.130	30.226
LIABILITIES AND SHAREHOLDERS' EQUITY	7.123.754	6.454.140
Current Liability	2.819.915	2.605.092

Loans and Financing	663.276	722.840
Leases	128.557	76.351
Debentures	10.825	22.907
Suppliers	367.240	389.577
Provision for Income Tax and Social Contribution	55.572	45.291
Payroll and Social Contributions	306.252	268.553
Advance ticket sales	829.747	800.745
Taxes and Charges	75.327	105.168
Other accounts payable	308.094	133.182
Bonds	18.236	6.359
Dividends payable	599	599
Reorganization of the Fokker 100 Fleet	14.842	8.807
Loyalty Program	41.348	24.713
Long-term liabilities	2.869.662	2.296.898

Loans and Financing	264.759	204.864
Leases	380.632	87.233
Reorganization of the Fokker 100 Fleet	32.724	30.953
Provisions for Contingencies	954.529	904.401
Debentures	500.000	500.000
Bonds	574.290	477.570
Deferred income tax and social contribution	49.821	50.168
Other accounts payable	112.907	41.709
Deferred income	11.099	11.099
Minority Interest	2.730	2.543
Shareholders' Equity	1.420.348	1.538.508

Capital	675.497	675.497
Capital Reserve	102.855	102.855
Treasury Stocks	-8.462	-4.482
Revaluation Reserve	133.068	133.717
Accumulated profit (loss)	517.391	630.920

Indebtedness

Table 11: Breakdown and Maturity of financial debt

BR GAAP						R$ thousand

							09.30.2008

			Reorganization
Year	Loans	Lease payable	of Fokker 100	Debentures	Bonds	Total	% Total
			fleet

2008	663.276	128.557	14.842	10.825	18.236	835.736	32%
2009	30.837	17.081	3.711	0	0	51.629	2%
2010	59.717	37.522	16.824	166.667	0	280.730	11%
2011	160.247	37.232	12.189	166.667	0	376.335	15%
2012	4.755	35.783	0	166.667	0	207.205	8%
After 2012	9.203	253.014	0	0	574.290	836.507	32%

	928.035	509.189	47.566	510.825	592.526	2.588.141	100%

Foreign currency -	837.411	509.189	47.566	0	592.526	1.986.692	77%
denominated
Local currency -	90.624	0	0	510.825	0	601.449	23%
denominated

On May 21, 2007, TAM entered into a loan agreement with Calyon Bank and other banks to finance up to US$ 330.9 million of pre-delivery payment operations (pre-delivery payment – PDP) made to Boeing for the delivery our 4 Boeing aircraft B777-300ERs with firm purchase orders and delivery scheduled for 2008. At September 30, 2008, the balance of this loan was R$ 476.1 million.

On December 28, 2007, TAM entered into a loan agreement with bank BNP Paribas to finance up to US$ 117.1 million of pre-delivery payments for 30 Airbus aircrafts contracted with the French manufacturer with firm purchase orders and deliveries scheduled between 2008 to 2010. On September 30, 2008, the balance of this loan was R$ 134.4 million.

On July 15, 2008, TAM received the approval from the Export-Import Bank of the United States (Ex-Im Bank) of a financial guarantee to support the financing of four Boeing 777-300ER aircraft contracted with the company, with deliveries scheduled for this year.

Table 12: Breakdown and maturity of operational leases

BR GAAP		In thousands of US dollars

	Financial interest and
	(weighted average)	09.30.2008	06.30.2008

Foreign currency
Airbus A319	aym ent(US$ 740 thousand to US$ 821 thousand)	38.687	0
	1 m onth LIBOR + 1.3% to 1.9% p.a. (5.5% and 4.0% p a.)	124.266	128.280
	3 m onth LIBOR + 1.6% p.a.(5.7% and 4.4% p.a.)	23.464	8.672
	6 m onth LIBOR + 1.5% p.a. to 2.8 p.a.(6.1% and 5.3% p.a.)	157.243	135.018

Airbus A320	Fixed interest 4.0% p.a.	287.987	196.597
	1 m onth LIBOR + 1.3% to 1.9% p.a. (5.5% and 4.0% p.a.)	359.400	365.977
	3 m onth LIBOR + 0.03% to 2.8% p.a. (5.4% and 4.2% p.a.)	634.511	686.236
	6 m onth LIBOR + 0.7% to 2.3% p.a. (5.5% and 4.6% p.a.)	406.686	360.649

Airbus A321	h LIBOR + 0.03% to 1.7%a.a (4.9% and 3.7%p.a.)	132.343	137.614

Airbus A330	Fixed interest 4.6% to 5.6% p.a. (5.2% p.a.)	184.852	191.394
	3 m onth LIBOR + 0.03% to 1.7% p.a (4.9% and 3.7%p.a.)	183.331	190.572
	6 m onth LIBOR + 1.25% to 2.1% p.a (6.1% and 4.8% p.a.)	362.485	378.043

Airbus A340	Fixed paym ent US$850.000	130.900	136.000

Fokker 100	Fixed interest 1.1% to 2.0% p.a. (1.5% p.a.)	0	127
	6 m onth Libor (3.9% and 3.1% p.a.)	0	127

Boeing MD-11	Fixed paym ent US$399.000	1.596	3.591

	Fixed p ay ment
Boeing 767	US$554.000	146.607	78.668

Airbus Turbines	Fixed interest 0.9% to 1.0% p.a. (1.0% p.a.)	29.107	26.336

		3.203.465	3.023.901

		In thousands of US dollars

	Year	09.30.2008	06.30.2008

	2008	122.061	227.427
	2009	469.486	431.921
	2010	449.745	407.435
	2011	437.321	394.658
	2012	399.683	359.439
	After 2012	1.325.169	1.203.021

		3.203.465	3.023.901

Total financial debt	Total financial debt decreased from R$ 2,138 million in 2Q08 to R$ 2.588 million in 3Q08, mainly due to aircraft acquisition as financial lease in addition to engines and ground support equipments.

Operating leases	Obligations from operating leases amounted US$ 3.2 million, corresponding to 117 aircraft (17 Airbus A319, 78 Airbus A320, 3 Airbus A321, 12 Airbus A330, 2 Airbus A340, 2 MD11, 3 Boeing 767 and Airbus turbines). Contracts mature up to 121 months and are restated based on the variation of the US dollar plus LIBOR.

Business Units

Loyalty Program

TAM was the first airline to offer a loyalty program in Brazil (which we refer to as the TAM Loyalty Program) and we believe it represents a key element in our marketing strategy. There are currently approximately 5.2 million members in the program, of which 2.1 million are active members and has issued 6.4 million tickets earned with frequent flyer points. We regard our loyalty program as a strong relationship tool and believe that it is the most flexible loyalty program in the market because it imposes no restrictions on flights or on the number of seats available when members are redeeming accumulated points. Members may accumulate points quickly and easily by flying on TAM or partner airlines, making purchases through TAM Loyalty Program-affiliated credit cards or using services and products at partner establishments. In addition, the TAM Loyalty Program strengthens lines of communications with our passengers. According to the points accumulated, the member is assigned a card category – white, blue or red. Each category receives points in a different way. Blue and red cards receive more points and extra benefits, which guarantees the redemption of tickets faster.

The points earned by our customers on the Loyalty program are valid for two years for conversion into tickets and historically 34% expire without redemption. This limits the growth of the program’s future cost – there is a tendency of stability as to the quantity of passengers transported by the program.

In the 1Q06, the accounting criteria to recognize the costs referring to the Loyalty Program changed. A provision for future obligations was calculated taking into consideration:

  The quantity of points earned, converted into free flights;
  The quantity of points which expired without being converted into flights;
  The quantity of free flights flown with other airlines; and
  Based on the present average occupation levels of our flights, the incremental cost involved, i.e. the additional cost per passenger transported, represented by fuel, in-flight service, insurance and boarding card.

	09.30.2008	06.30.2008	03.31.2008
Total Free domestic flights earned but not redeemed	3,044,378	2,793,590	2,575,652
Number of free flights redeemed	598,661	429,195	346,774
Revenues from the Loyalty Program (R$ thousand)	145,162	101,400	90,061

Total Provision (R$ thousand)	41,348	24,713	21,122

As of 2007 we signed several code-share agreements, that permit the connection of the TAM Loyalty Program to the following companies programs: Victoria, from TAP; LAN Pass, from LAN; Miles&More, from Lufthansa, Milage Plus, from United Airlines and Aeroplan, from Air Canada. In 2Q08 we signed memorandum of understanding to implement code share operations with Swiss International Air Lines and announced our entrance in Star Alliance.

Maintenance Center in São Carlos

TAM’s Technological Center – based in a 4.6 million square meters area – is certified to do the maintenance in all TAM’s fleet (except engines) and more than 2 thousand aircraft components. It has been a very efficient instrument on the Company’s costs reduction program and now, incrementing the sales of services to thirds, is optimizing the Center utilization, diluting fixed costs.

In total respect with environment and fauna and flora preservation policy, TAM has 3 residuals treatment stations.

Stock Market

Table 13: Shareholders’ position in September 30, 2008

	Ordinary		Preferential
Shareholders	Shares	(%)	Shares	(%)	TOTAL	(%)

Controlling Shareholders	44,883,754	89.42%	24,618,755	24.52%	69,502,509	46.15%
TAM – Empreendimentos e Participações S.A	44,804,238	89.26%	24,618,755	24.52%	69,422,993	46.10%
Agropecuária Nova Fronteira Ltda.	79,516	0.16%	0	0.00%	79,516	0.05%

Other	5,311,295	10.58%	75,771,343	75.48%	81,082,638	53.85%
Amaro Aviation Part SA	5,295,149	10.55%	0	0.00%	5,295,149	3.52%
Minority shareholders	16,146	0.03%	75,771,343	75.48%	75,787,489	50.33%

Total	50,195,049	100.00%	100,390,098	100.00%	150,585,147	100.00%

In September 30, 2008, TAM’s market value was R$ 5.4 billion. Our free float is 53.85%, the average daily trade of our share in BOVESPA and NYSE was about 2.3% of the total free float and the daily trade volume around R$ 25 million and USD 22 million, in BOVESPA and NYSE respectively in 3Q08.

TAM is included in 8 indexes:

  Ibovespa (Index of the São Paulo Securities Exchange)
  IBrX-50 (Brazilian index of the 50 most liquid shares in the BOVESPA)
  IGC (Index of companies with differentiated corporate governance practices)
  IBrX (Brazilian Index)
  ITag (Index of shares with differentiated tag along practices)
  IVBX 2 (Index Valor Bovespa – 2nd tier)
  MSCI Barra (Morgan Stanley Capital International)
  DJ Brazil Titans 20 ADR Index

Graph 5: Stock Performance

Strategy & Estimates

Overall Strategy

Our strategic priority is to consolidate our leadership both in the domestic and international passenger market, attaining high levels of profitability. We will seek to pursue this goal by offering an overall service that delivers superior value to passengers, by continuing to reduce costs and by increasing the return on capital invested. To reach these objectives, our strategies are:

1) Continue providing superior service to our clients.

2) Increase revenue with profitability, serving a larger number of passengers at a competitive prices:

a) We believe that 70% of air travel in Brazil is business-related, and this passenger tends to choose early-morning (6 A.M. to 10 A.M.) and late-afternoon (4 P.M. to 7 P.M.) flights. The period between 10 A.M. and 4 P.M. sees smaller demand and consequently experiences lower load factor rates. Through our website www.tam.com.br, passengers can access our clear pricing system, which involves lower prices during off-peak periods. The graphic below shows the load factor during the day:

b) Improvements in the international business: during 2008 the MD11s will be replaced by the newer and larger aircraft Boeing 777ERs. We are also retrofitting our Airbus A330 to be able to offer a more complete and comfortable product to our passengers. Also we phased-out the F100 aircraft from TAM Mercosur, substituted by A320 family aircraft.

c) Other revenue sources for the Company are:

i) Cargo revenues: grew 60% in 2007 compared to the previous year, mainly due to the expansion on international market and in the domestic due to the substitution of F-100 aircraft by A320 family, resulting in more cargo space available. Strong growth is also expected for 2008, since our guidance for ASKs is to increase 40% and 14% in the international and domestic markets, respectively.

ii) TAM Loyalty Program: has approximately 5.2 million clients, however, we believe the total number of frequent flyers in Brazil is nearly 10 million. Our strategy is to intensify customer loyalty, enabling us to increase revenues through our points program, which saw a 40% increase in 2007.

iii) MRO (Maintenance, repair and overall): we are expanding service opportunities through our Maintenance Center. Our goal is to become a large maintenance service provider to airline companies flying to South America.

3) Reduce our operating costs, optimizing the use of our fleet and streamlining our processes

2008 Guidance          Our estimates for 2008 are:

MARKET	Guidance 2008	Accumulated Jan-Sep08
	• Domestic market demand growth from 8% to 12% (in RPK terms)	10.2%

TAM	• Maintain leadership in both domestic and international markets	50.2% Domestic
		72.4% International
	• ASK growth of
	Domestic 14%	14.2%
	International 40%	32.2%
	• Average load factor at approximately 70% overall	72.1%

	• Reduction of 7% in total CASK ex-fuel in BR GAAP yoy	-2.2%

	• Three additional international destinations or frequencies in 2008	---> Brasília – Buenos Aires
		---> Rio de Janeiro – Miami
		---> São Paulo – Lima (Peru)
		---> Rio de Janeiro – New York

Graph 6: Fleet projection at year end

2009 Estimates           For 2009 we remain confident in the market development, and our estimates are:

MARKET	Guidance 2009
• Domestic market demand growth from 5% to 9% (in RPK terms)

TAM	• Maintain the leadership in both domestic and international markets

• ASK growth of
Domestic 8%
International 20%

•Average load factor at approximately 70% overall

• One additional international destinations or frequencies in 2008

Financial Reports in US GAAP

Reports in US GAAP

For the reader's convenience, we present below certain financial information and tables prepared in accordance with accounting principles generally accepted in the United States – US GAAP. The complete financial statements complete with footnotes and a reconciliation between US and Brazilian GAAP for the Income Statement and Shareholders' Equity for the 3Q08 and 3Q07 financial years are presented separately in a report available at the CVM and our Investor Relations website – www.tam.com.br/ir.

Table 14: Costs and Expenses – Quarter

						3rd quarter

US GAAP	In cents of R$ per ASK			In m illions of R$

			Variation			Variation
	2008	2007	(%)	2008	2007	(%)

Operational Income	20,74	17,68	17,3	2.992,9	2.142,8	39,7
Flight revenue	19,02	16,24	17,1	2.743,6	1.968,5	39,4
Domestic	11,58	10,02	15,5	1.670,2	1.214,4	37,5
International	5,64	4,58	23,1	813,1	554,7	46,6
Cargo	1,80	1,65	9,7	260,4	199,4	30,6
Other operating sales and/or services	1,73	1,44	20,2	249,3	174,3	43,0
Sales deductions and taxes	(0,76)	(0,70)	9,4	(109,9)	(84,4)	30,2

Net operational income	19,98	16,99	17,6	2.883,0	2.058,4	40,1

Fuel	(7,65)	(5,41)	41,3	(1.103,6)	(656,2)	68,2
Selling and marketing expenses	(1,79)	(2,14)	-16,4	(258,5)	(259,9)	-0,5

Aircraft and equipment leasing	(0,82)	(1,08)	-24,1	(118,3)	(130,8)	-9,6
Personnel	(3,11)	(2,67)	16,7	(449,1)	(323,4)	38,9

Maintenance and reviews (except personnel)	(0,87)	(1,08)	-19,7	(125,6)	(131,3)	-4,3
Outsourced services	(1,29)	(1,16)	11,2	(186,7)	(141,1)	32,3

Landing and take-off and navigation charges	(0,70)	(0,92)	-23,5	(101,7)	(111,6)	-8,9
Depreciation and amortization	(0,59)	(0,51)	15,4	(85,5)	(62,3)	37,3
Aircraft insurance	(0,08)	(0,07)	18,0	(11,7)	(8,3)	40,4
Others	(1,78)	(1,00)	78,0	(256,1)	(120,9)	111,9

Total cost of services and operational	(18,69)	(16,06)	16,4	(2.696,8)	(1.945,7)	38,6
expenses

Gross profit	1,29	0,93	38,8	186,2	112,7	65,2

Financial income (expense)	(6,11)	0,87	N.A.	(882,1)	105,9	N.A.

Income (loss) before income and social	(4,82)	1,80	N.A.	(695,9)	218,6	N.A.
contribution taxes
Income tax and social contribution	1,53	(0,62)	N.A.	221,4	(75,5)	N.A.

Income (loss) before minority interest	(3,29)	1,18	N.A.	(474,4)	143,1	N.A.
Minority interest	(0,00)	(0,00)	N.A.	(0,1)	(0,1)	-5,8

Net income (loss) for the period	(3,29)	1,18	N.A.	(474,5)	143,0	N.A.

EPS (R$)				(3,15)	0,95	-431,7
EPS (USD)				(1,65)	0,52	-418,6

Gross operating revenue

Our gross operating revenue increased 39,7% to R$ 2.992,9 million in 3Q08, compared to R$ 2.142,8 million in 3Q07. Our total demand (RPK) increased 25,2% and our supply (ASK) increased 19% resulting in an increase of 3,5 p.p. in the average load factor to 72,2% in 3Q08. The total RASK (net of taxes) increased 17,6% to 19,98 in 3Q08, compared with 16,99 million in 3Q07.

Gross domestic passenger revenues

Gross domestic passenger revenue (including scheduled and charter passengers) increased 37,5% to R$ 1.670,2 million in 3Q08, compared to R$ 1.214,4 million in 3Q07. Domestic scheduled yield increased 18,0% from R$ 24,42 cents in 3Q07 to R$ 28,81 cents in 3Q08, domestic demand (in RPK terms) increased 17,2% while the increase in the domestic supply (in ASK terms) was 16,7%, representing an increase in the domestic load factor of 0,3 p.p., resulting in a 18,2% increase in the RASK scheduled domestic reaching R$ 18,24 cents in 3Q08 compared to R$ 15,43 cents in 3Q07.

Gross international passenger revenue

Gross international passenger revenue (including scheduled and charter passengers) increased 46,6% to R$ 813,1 million in 3Q08, compared with R$ 554,4 million in 3Q07. The yield scheduled international increased 5,1% to R$ 18,60 cents in 3Q08 from R$ 17,69 cents in 3Q07. In dollar terms, yield scheduled international increased 1,0% to US$ 9,72 cents in 3Q08 from US$ 9,62 cents in 3Q07. The increased in the yield scheduled international was due to the depreciation of the Real vs. Dollar of 4,1% maturation of the new daily frequencies to Caracas, Montevideo, Frankfurt and Madrid launched in the end of 2007 (that usually are launched with promotional fares), partially compensated by the increase in the average stage length. Our international demand increased 38,1% and the international supply increased 23,1% resulting in a load factor increased 8,6 p.p. to 79,6% in 3Q08 compared to 71% in 3Q07. In consequence of the increase in yield scheduled international and the increase in the load factor, the RASK scheduled international increased 18,6% from R$ 12,52 cents in 3Q07 to R$ 14,85 cents in 3Q08, while the RASK scheduled International in cents of USD increased 13,9% to USD 7,76 cents in 3Q08 from USD 6,81 cents in 3Q07.

Gross cargo revenue

Gross cargo revenue (domestic and international) increased 30,6% to R$ 260,4 million in 3Q08, compared to R$ 199,4 million in 3Q07 due to our commercial efforts to intensify the clients fidelity, increase of commercial agreements, caption of new clients and the improvement in the service level. In addition, we increased our international and domestic capacity, substituting MD11 aircraft by Boeings 777 aircraft and also substituting the F-100s by A320 family aircraft, resulting in more cargo space available.

Other gross revenue

Other gross revenue increased 43% to R$ 249,3 million in 3Q08, compared to R$ 174,3 million in 3Q07, mainly due to the increase on Loyalty program revenues.

Sales deductions and taxes

Sales deductions and taxes increased 30,2% to R$ 109,9 million in 3Q08, compared with R$ 84,4 million in 3Q07, due to the increase in the domestic flights revenues and other operational revenues, which is the taxes and deductions basis of calculation.

Net operating revenue

Our net operating revenue increased 40,1% to R$ 2.883,0 million in 3Q08, compared with R$ 2.058,4 million in 3Q07.

Cost of services and operational expenses and CASK

Our cost of services and operating expenses increased by 38,6% to R$ 2.696,8 million in 3Q08, compared to R$ 1.945,7 in 3Q07, due to the increase in fuel, aircraft insurance, personnel, outsourced services, and to the depreciation of the Real exchange rate of 4,1%. The cost of services and operational expenses by ASK (CASK) increased 16,4% from 16,06 Real cents in 3Q07, to 18,69 Real cents in 3Q08, mainly due to the increase in fuel, aircraft insurance, personnel, outsourced services and the depreciation of the Real exchange rate of 4,1%, partially offset by reduction in landing, take-off and navigation charges, maintenance and repairs and aircraft and equipment leasing. The CASK excluding the fuel costs increased 3,8% in 3Q08 compared to 3Q07.

Fuel

Fuel costs increased 68,2% to R$ 1103,6 million in 3Q08, compared with R$ 656,2 million in 3Q07 due to the 16,6% increase in litres consumed and average cost per litre increase of 44,2%, partially offset by a higher participation of international flights and the increased of 5,9% in the average stage length. Fuel costs by ASK increased 41,3%.

Sales and Marketing

Sales and marketing expenses decreased by 0,5% to R$ 258,5 million in 3Q08, compared to R$ 259,9 million in 3Q07. The sales and marketing expenses represented 9% of total net revenues in 3Q08 against 12,6% in 3Q07, a reduction of 3,7 p.p.. The main reason was the incentive costs reduction in the domestic market and the end of domestic commission costs paid to travel agents, according to agreement signed with ABAV (Brazilian Association of Travel Agents), since mid January, partially offset by the increase in the international sales (passenger and cargo) which has higher commercial costs. Sales and marketing expenses per ASK reduced 16,4%.

Aircraft and equipment leasing

Aircraft and equipment leasing costs decreased by 9,6% to R$ 118,3 million in 3Q08, compared with R$ 130,8 million in 3Q07, mostly due to the Libor interest rate decrease, better leasing fees related to the Company’s better financial position and by the return of 8 Fokker 100 and 1 MD11, partially compensated by the increase of 9 aircraft A320 and the 4,1% depreciation of the Real against the US dollar. Aircraft and equipment leasing costs by ASK decreased 24,1%.

Personnel costs

Personnel costs increased by 38,9% to R$ 449,1 million in 3Q08, compared to R$ 323,4 million in 3Q07, principally due to the 24,1% increase in headcount from 19.240 to 23.871 in 3Q08 vs. 3Q07, respectively, due to the incorporation of new aircraft types into our fleet, new international stations, the technical crew (pilots and co-pilots) compensation alignment and the annual salaries increase of 6% since December. Personnel costs per ASK increased 16,7%.

Maintenance and repairs (except personnel)

Maintenance and repairs (except personnel) costs decreased 4,3% to R$ 125,6 million in 3Q08, compared to R$ 131,3 million in 3Q07, mainly due to the increase in flown hours of 14,5% and by the increase in our fleet, partially compensated by the change in our fleet mix (reduction of F100, the older aircraft in our fleet) and the depreciation of the Real against the US dollar of 4,1%. Costs with maintenance and repairs (except personnel) by ASK decreased 19,7%.

Outsourced services

Outsourced services increased by 32,3% to R$ 186,7 million in 3Q08, compared to R$ 141,1 million in 3Q07. Outsourced services by ASK increased 11,2%, due to the increase in our international operations (costs related to international stations and the international distribution - GDS) and consulting services to improve our operations and services, partially offset by the depreciation of the Real against the US dollar of 4,1%.

Landing, take-off and navigation charges

Landing, take-off and navigation charges decreased 8,9% to R$ 101,7 million in 3Q08 compared with R$ 111,6 million in 3Q07, due to the increase of 7,5% in take-offs and 13,8% in kilometres flown, offset by the depreciation of the real in 4,1%. Landing, take-off and navigation charges by ASK decreased 23,5%.

Depreciation and amortization

Depreciation and amortization costs increased 37,3% to R$ 85,5 million in 3Q08, compared with R$ 62,3 million in 3Q07, mainly due to the increase of: 1 A321 aircraft, 6 A320, 2 A319, 2 A330, 2 A340 and 3 B767, partially offset by the reduction of 5 Fokker 100 aircraft classified under capital leases in US GAAP. The depreciation and amortization expense by ASK increased 15,4%.

Aircraft insurance

Aircraft insurance increased 40,4% to R$ 11,7 million in 3Q08 compared to R$ 8,3 million in 3Q07, mainly due to the increase in the number of passengers transported in 17,0%, the net increase of 12 aircraft into our fleet and the depreciation of the Real against the US dollar of 4,1% in 3Q08 vs. 3Q07. The costs of aircraft insurance by ASK increased 18%.

Other operating expenses

Other operating expenses increased by 111,9% to R$ 256,1 million in 3Q08 compared to R$ 120,9 million in 3Q07 mainly due to the depreciation of the Real against the US dollar of 4,1%, offset by the increase in our operations of 19,0%. Other operational expenses by ASK increased 78%.

Net financial result

Our net financial result presented a loss of R$ 882,1 million in 3Q08, compared with a positive result of R$ 105,9 million in 3Q07, mainly due to the depreciation of the Real against the US dollar and losses with fuel hedge operations.

Income tax and social contribution

Income tax and social contribution amounted an income of R$ 221,4 million in 3Q08, compared to expenses of R$ 75,5 million in 3Q07

Net Income

Our net result was a net loss of R$ 474,5 million in 3Q08, compared to, as a result of the matters above discussed that represented a reduction of 23,4 p.p. in margin, from a positive margin of 6,9% in 3Q07 to a negative margin of 16,5% in 3Q08.

ROE

Return on Equity of (0.68)% .

ROA

Return on Assets of (0.16)% .

Table 15: Costs and Expenses – Accumulated

					January-September

US GAAP	In cents of R$ per ASK			In m illions of R$

			Variation			Variation
	2008	2007	(%)	2008	2007	(%)

Operational Income	18,92	17,52	7,9	7.924,8	6.100,3	29,9
Flight revenue	17,38	16,15	7,6	7.280,6	5.621,0	29,5
Domestic	10,79	9,99	8,0	4.521,1	3.477,1	30,0
International	4,84	4,57	5,9	2.029,0	1.592,0	27,4
Cargo	1,74	1,59	10,0	730,6	551,9	32,4
Other operating sales and/or services	1,54	1,38	11,7	644,2	479,3	34,4
revenues
Sales deductions and taxes	(0,71)	(0,71)	-0,2	(297,2)	(247,5)	20,1

Net operational income	18,21	16,81	8,3	7.627,6	5.852,9	30,3

Fuel	(7,01)	(5,36)	30,7	(2.937,0)	(1.867,4)	57,3
Selling and marketing expenses	(1,74)	(1,97)	-12,1	(727,3)	(687,5)	5,8
Aircraft and equipment leasing	(0,85)	(1,06)	-20,0	(356,5)	(370,2)	-3,7
Personnel	(3,01)	(2,60)	15,7	(1.260,4)	(905,5)	39,2

Maintenance and reviews (except personnel)	(0,83)	(0,99)	-15,8	(348,3)	(343,7)	1,3
Outsourced services	(1,19)	(1,16)	2,9	(497,8)	(402,1)	23,8
Landing and take-off and navigation charges	(0,83)	(0,90)	-8,5	(346,5)	(314,7)	10,1
Depreciation and amortization	(0,55)	(0,51)	7,8	(231,5)	(178,5)	29,7
Aircraft insurance	(0,09)	(0,07)	18,3	(35,9)	(25,2)	42,4
Others	(1,25)	(1,24)	1,3	(524,8)	(430,7)	21,9

Total cost of services and operational
expenses	(17,34)	(15,87)	9,3	(7.265,9)	(5.525,4)	31,5

Gross profit	0,86	0,94	-8,2	361,7	327,4	10,5

Financial income (expense)	(1,54)	0,62	N.A	(645,8)	214,1	N.A

Income (loss) before income and social	(0,68)	1,56	N.A	(284,1)	541,5	N.A
contribution taxes
Income tax and social contribution	0,17	(0,55)	N.A	70,1	(191,1)	N.A

Income (loss) before minority interest	(0,51)	1,01	N.A	(214,0)	350,4	N.A
Minority interest	0,00	(0,00)	N.A	0,2	(0,3)	N.A

Net income (loss) for the period	(0,51)	1,01	N.A	(213,8)	350,1	N.A

EPS (R$)				(1,42)	2,33	-161,1
EPS (USD)				(0,74)	1,26	-158,6

Table 16: Cash Flow – Quarter

US GAAP (in thousands of R$)
	09.30.2008	09.30.2007

Cash flows from operating activities

Net income	(474,521)	143,042
Adjustments to reconcile net income to cash provided by operating activities
Depreciation and amortization	85,522	61,735
Deferred income tax and social contribution	(217,973)	197
Provision for contingencies	32,207	51,271
Loss on disposal long lived assets	1,664	32,560
Indexation charges and exchange variations, net	642,734	5,915
Minority interest	72	77
Other provisions	25,488	9,578

(Increase) decrease in assets
Short term investments	14,995	(65,547)
Customer accounts receivable	(92,815)	(38,550)
Inventories	(18,507)	(12,415)
Taxes recoverable	(41,991)	(57,762)
Prepaid expenses	2,105	(75,281)
Judicial deposits	(9,347)	(2,588)
Advances for aircraft maintenance	(43,335)	35,171
Aircraft insurance and others	11,891	(49)
Other receivables	74,058	11,536

Increase (decrease) in liabilities
Suppliers	(22,337)	21,033
Salaries and payroll charges	37,699	48,660
Advance ticket sales	29,002	(37,176)
Taxes and tariffs payable	(29,841)	9,333
Financial and operating leases	(86,279)	(164,068)
Income tax and social contribution payable	10,281	23,109
Other	233,779	(25,446)

Net cash provided by operating activities	164,552	(25,665)

Cash flows from investing activities

Acquisition of property, plant and equipment	(119,803)	(47,747)
Increase Intangible	(12,904)	-
Deposits in guarantee	15,531	27,583
Advances to aircraft manufactures
Reimbursement	255,341	-
Payments	(60,298)	(47,062)

Net cash provided by (used in) investing activities	77,867	(67,226)

Cash flows from financing activities

Treasury Stocks	(5,464)	-
Dividends paid	-	-
Term loan and financing
Issuance	60,221	(771,439)
Repayments	(175,281)	837,890
Finance lease
Issuance	33,347	-
Repayments	(10,618)	(78,613)
Debentures:
Repayments	-	-
Senior Bonds
Issuance	-	-
	-	-
Net cash provided by financing activities	(131,142)	(12,162)

	-	-
Increase (decrease) in cash and banks and financial investments	111,276	(105,053)

	-	-
Cash and cash equivalents at the end of the year	277,181	548,131

Cash and cash equivalents at the beginning of the year	165,905	653,184

Change in cash and cash equivalents	111,276	(105,053)
	-	-
Supplemental disclosure of cash flow information	-	-
	-	-
Interest paid (including R$ 31,116 and R$ 62,920 (June 30, 2007 – R$ 34,690 and R$ 70,914) of interest paid of finance
lease under U. S. GAAP for the three and six periods ended June 30, 2008, respectively	-	-
	67,818	35,577
Non cash investing and financing activities - acquisition of aircrafts under finance lease	-	-
	264,557	289,375
Income taxes paid	-	-
	22,277	32,171

Table 17: Cash Flow – Year

US GAAP (in thousands of R$)
	09.30.2008	09.30.2007

Cash flows from operating activities
Net income	(213,793)	350,138
Adjustments to reconcile net income to cash provided by operating activities	231,468	177,926
Depreciation and amortization	(132,880)	41,530
Deferred income tax and social contribution	62,140	91,967
Provision for contingencies	24,728	41,196
Loss on disposal long lived assets	360,210	(225,186)
Indexation charges and exchange variations, net	(174)	305
Minority interest	49,493	15,695
Other provisions	-	-
	-	-
(Increase) decrease in assets	312,234	230,491
Short term investments	(254,705)	(226,172)
Customer accounts receivable	(34,601)	(10,683)
Inventories	(33,012)	(136,122)
Taxes recoverable	51,178	(84,551)
Prepaid expenses	(12,636)	(17,078)
Judicial deposits	(159,015)	(16,954)
Advances for aircraft maintenance	36,111	8,452
Aircraft insurance and others	49,168	(56,182)
Other receivables	-	-
	-	-
Increase (decrease) in liabilities	(59,617)	21,497
Suppliers	69,544	37,576
Salaries and payroll charges	38,201	64,592
Advance ticket sales	16,277	15,173
Taxes and tariffs payable	(104,316)	(248,172)
Financial and operating leases	33,480	95,401
Income tax and social contribution payable	245,644	(16,665)
Other	-	-
	575,127	154,174

Net cash provided by operating activities	-	-

	-	-
Cash flows from investing activities	-	-
	(340,972)	(162,061)
Acquisition of property, plant and equipment	(29,974)	-
Increase Intangible	47,409	(18,911)
Deposits in guarantee	-	-
Advances to aircraft manufactures	288,819	-
Reimbursement	(319,669)	(576,450)
Payments	-	-
	(354,387)	(757,422)

Net cash provided by (used in) investing activities	-	-

Cash flows from financing activities
	(11,362)	-
Treasury Stocks	(72,017)	(137,106)
Dividends paid	-	-
Term loan and financing	360,259	503,786
Issuance	(491,186)	81,321
Repayments	-	-
Finance lease	93,436	-
Issuance	(191,000)	(195,149)
Repayments	-	-
Debentures:	(4,792)	(8,060)
Repayments	-	-
Senior Bonds	-	607,080
Issuance	-	-
	(410,097)	851,872

Net cash provided by financing activities	-	-
	(189,357)	248,624

Increase (decrease) in cash and banks and financial investments	-	-
Cash and cash equivalents at the end of the year	277,181	548,131
Cash and cash equivalents at the beginning of the year	466,538	299,507

Change in cash and cash equivalents	(189,357)	248,624

Supplemental disclosure of cash flow information

Interest paid (including R$ 31,116 and R$ 62,920 (June 30, 2007 – R$ 34,690 and R$ 70,914) of interest paid of finance lease
under U. S. GAAP for the three and six periods ended June 30, 2008, respectively	207,355	156,823

Non cash investing and financing activities - acquisition of aircrafts under finance lease	458,659	501,488

Income taxes paid	58,443	47,002

Table 18: Condensed Balance Sheet

US GAAP (in thous ands of R$)	06.30.2008	12.31.2007

Total Assets	10.866.663	9.975.335

Current assets	4.637.961	5.023.565

Cash	277.181	466.538
Cash equivalents (short-term investments)	1.828.104	2.140.339
Accounts receivable	1.181.148	937.928
Inventories	215.555	162.471
Taxes recoverable	124.817	87.017
Prepaid expenses	100.841	151.372
Deferred income tax and social contribution	9.830	31.874
Advances to aircraft manufacturers	803.417	864.440
Other receivables	88.664	137.071
Aircraft insurance and others	8.404	44.515

Long term assets	932.551	514.794

Deferred income tax and social contribution	62.109	0
Deposits in guarantee	120.506	161.488
Advances to aircraft manufacturers	268.396	105.115
Advances for aircraft maintenance	307.475	119.633
Judicial deposits	87.653	75.017
Other accounts receivable	86.412	53.541

Permanent assets	5.296.151	4.436.976

Goodwill	9.680	9.680
Other investments	70	70
Property, plant and equipment	5.243.271	4.414.070
Intangible	43.130	13.156

Total liabilities and Shareholders' Equity	10.866.663	9.975.335

Current liabilities	3.315.318	3.059.961

Suppliers	367.240	426.856
Leases payable	498.495	330.231
Loans and Financing	663.276	881.148
Debentures	10.825	32.159
Senior Bonds	18.236	7.076
Reorganization of the Fokker 100 Fleet	14.842	11.501
Taxes and Charges	75.327	59.051
Loyalty Program	41.348	20.614
Advance ticket sales	829.747	791.546
Salaries and payroll charges	306.252	236.708
Deferred gain on sale-leaseback	32.085	32.085
Provision for Income Tax and Social Contribution	55.572	20.079
Interest on equity and dividends payable	599	32.052
Other accounts payable	401.474	178.855

Long-term liabilities	5.839.301	4.945.963

Obligations under financial leases	3.263.137	2.515.907
Long-term debt	264.759	219.190
Debêntures	500.000	500.000
Senior Bonds	574.290	531.390
Reorganization of the Fokker 100 fleet	32.724	41.523
Provision for contingencies	954.530	844.713
Deferred income tax and social contribution	0	92.815
Deferred gain on sale-leaseback	123.377	147.441
Other liabilities	126.484	52.984

Minority Interest	2.730	2.629

Shareholders' Equity	1.709.314	1.966.782

Table 19: Breakdown and maturity of Leases classified as financial leases in US GAAP

US GAAP (thousands of dollars)	Financial interest and	09.30.2008	12.31.2007
	(monthly payments)	(non audited)

Foreign currency

Boeing 777	3 month LIBOR + 1.5% to 2,5% p.a (2.8% p.a.).	141.525,88	-

Airbus A319/A320/A321aircraft and engines	1 month LIBOR + 1.5% p.a. (3.5% p.a.)	291.767	366.342
	3 month LIBOR + 1.1% p.a (2.7% p.a.)	472.145	351.759
	6 month LIBOR + 1.5% to 2.5% p.a (2.8%p.a )	239.832	120.384

Airbus A340	Fixed payments	128.758	138.762
Boeing 767	Fixed payments	114.124	0

Airbus A330 aircraft, engines and spare parts	1 month LIBOR + 1.5% p.a. (2.5% p.a)	370.905	392.040
	3 month LIBOR + 1.1% p.a. (2.7% p.a)	192.711	160.812

Lease obligations	1 month LIBOR + 1.3% p.a. to 1.1% p.a. (2.5% p.a.)	466,4890561	919,571483
	3 month LIBOR + 0.03% to 2.5% p.a. (2.8% p.a.)	370	2.813
	6 month LIBOR + 0.7% a 2.3 % p.a. (3.1% p.a.)	1866,478608	1867,420741
	Fixed interest of from 1.1% p.a.	10.546	12.040

		1.965.017	1.547.739

Current		(260.406)	(179.581)

Non-current		1.704.611	1.368.159

The company provided letters of guarantee for the transactions above.

Future disbursements due on these contracts, per year of maturity, amount to:

Year	09.30.2008	12.31.2007
	(non audited)

2009	55.670	160.587
2010	202.033	149.741
2011	207.178	153.155
2012	211.995	157.949
2013	235.417	179.662
After 2013	792.318	567.065

	1.704.611	1.368.159

Financial leases in US GAAP

In US GAAP financial reports, TAM had 52 operational lease contracts in 3Q08 (Airbus A319 – 11, Airbus A320 – 23, Airbus A321 – 3, Airbus A330 – 10, Airbus A340 – 2 and Boeing 767 – 3), which were reclassified as financial leases in accordance with US GAAP, “Statement of Financial Accounting Standard” “SFAS” no. 13 Accounting Leases. Engines and spare parts are also considered financial leases.

Glossary

Paid Passengers transported

Total number of passengers who actually paid and flew on all TAM flights

RPK

Revenue passenger kilometre, or transported passenger-kilometre, corresponding to the product of multiplying the number of paying passengers transported by the number of kilometres flown by such passengers

ASK

Represents our capacity, multiplying the aircraft seating by the number of kilometre flown by the seats

Average tariff

Represents the results of the total passenger revenue divided by total paid passengers transported

Yield

Average amount paid per passenger to fly one kilometre.

RASK

Revenue per ASK, or quotient of dividing total operating revenue by the number of seats available per kilometre; the result is presented in centavos or reais per seat-kilometre

CASK

Operational Cost per ASK, or quotient of dividing total operational cost by the number of seats available per kilometre; the result is presented in centavos or reais per seat-kilometre

Load factor

Percentage of aircraft occupied on flights, calculated by the quotient between RPK and ASK.

Break-even Load factor (BELF)

BELF is the load factor that equalize passenger revenues and operating costs

Market Share

Company’s share in the total market demand (measured in RPK)

Capacity Share

Company’s share in the total market offer (measured in ASK)

Flight Hour

Represents the flight time of aircraft calculated from the time of departure to engine shutdown

Number of flight legs

The number of operational cycles realized by our aircraft which comprises take-off, flight and landing.

Investor Relation contacts:

Libano Miranda Barroso (CFO)
Roberta Noronha (Manager Investor Relations)
Jorge Helito (Investor Relations Coordinator)
Andre Ferreira (Investor Relations Analyst)

Tel.: (5511) 5582-9715
Fax: (5511) 5582-8149

invest@tam.com.br
www.tam.com.br/ri

About TAM:

TAM (www.tam.com.br) has been the domestic market leader since July of 2003, and closed September 2008 with 52.8% of market share. The company flies to 42 destinations in Brazil. Through business agreements signed with regional companies, it reaches 79 different destinations in Brazil. TAM's market share among Brazilian companies that operate international flights stood at 82.1% in June. Operations abroad include TAM flights to 17 destinations in the United States, Europe and South America: New York and Miami (USA), Paris (France), London (England), Milan (Italy), Frankfurt (Germany), Madrid (Spain), Buenos Aires and Bariloche (Argentina), Cochabamba and Santa Cruz de la Sierra (Bolivia), Santiago (Chile), Asuncion and Ciudad del Este (Paraguay), Montevideo (Uruguay), Caracas (Venezuela) and Lima (Peru). It has code-share agreements that make possible the sharing of seats on flights with international airlines, enabling passengers to travel to 64 other destinations in the U.S., Europe and South America. Currently, the program has over 5.2 million subscribers and has awarded more than 6.4 million tickets.

Forward-looking statement:

This notice may contain estimates for future events. These estimates merely reflect the expectations of the company's management and involve risks and uncertainties. The Company is not responsible for investment operations or decisions taken based on information contained herein. These estimates are subject to changes without prior notice.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 10, 2008

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.